UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BIO-key International, Inc.

Full Name of Registrant

Former Name if Applicable

101 Crawfords Corner Road

Suite 4116

Address of Principal Executive Office (Street and Number)

Holmdel, NJ 07733

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

BIO-key International, Inc, (the “Company”) is unable to timely file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024. As previously announced in the Company’s Current Report on Form 8-K filed on April 22, 2024, on April 16, 2024, the Audit Committee of the Board of Directors of the Company determined, after consultation with the Company’s management and Marcum LLP, its predecessor independent auditors, that the Company made certain errors in the manner in which it recognized revenue generated by its European subsidiary, Swivel Secure Europe, SA, in the first quarter of 2023, and that certain allowances for accounts receivable and certain reserves for inventory were understated. As a result, the Company concluded that its previously issued consolidated financial statements for the three months ended March 31, 2023, the three and six months ended June 30, 2023, and the three and nine months ended September 30, 2023 included in the Company’s previously filed Quarterly Reports on Form 10-Q for such periods (collectively, the “Restatement Periods”) should no longer be relied upon. The Company intends to file the restated quarterly financial statements covering the Restatement Periods together with its consolidated financial statements for the year ended December 31, 2023 as soon as practicable. As the Company is still in the process of preparing the forgoing financial statements, it will be unable to file the Form 10-Q by the due date. The Company expects to file the Form 10-Q as soon as reasonably practicable and in any event, on or before the 5th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cecilia Welch	732	359-1112
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its financial results for the quarter ended March 31, 2024 will reflect significant differences in certain line items as compared to its current estimate of the results of operations for the comparable prior year period which are in the process of being restated. Due to the delays described in Part III above, a reasonable estimate of the results cannot be made at this time.

The forgoing reflects the Company’s preliminary, internal management prepared results of operations and estimate of the results of operations for the comparable prior year period as of the date of this filing. The Company’s independent registered public accounting firm has not reviewed, and does not express an opinion with respect to, these preliminary expectations. These preliminary expectations may be subject to change upon the completion of the reporting process, and actual results may vary from such expectations.

Cautionary Statement Regarding Forward-Looking Statements

All statements contained in this Report other than statements of historical facts are "forward-looking statements" The words "estimate," "project," "intends," "expects," "anticipates," "believes" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are made based on management's beliefs, as well as assumptions made by, and information currently available to, management pursuant to the "safe-harbor" provisions of the Securities and Exchange Act of 1934, as amended. These statements are not guarantees of future performance or events and are subject to risks and uncertainties that may cause actual results to differ materially from those included within or implied by such forward-looking statements. These risks and uncertainties include, the nature and estimated amount of adjustments to our financial statements covering the Restatement Periods, as well as the nature and estimated adjustments that may be required from our preliminary estimates of results for the first quarter of 2024 as covered in this Report, as the final adjustments may vary from the amounts estimated in this and prior SEC Reports, and such variance may be material. For the further purpose of our forward-looking statements, we assume that within the short-term, we will regain compliance with all applicable Securities and Exchange Commission and Nasdaq Stock Market reporting requirements once we are able to file the delinquent Form 10-K and Form 10-Q with the SEC, and by doing so, remediate any temporary compliance issues we are presently experiencing with the Nasdaq Stock Market. Additional important factors that may cause actual results to differ materially from those included within or implied by such forward-looking statements include, but are not limited to, those factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to disclose any revision to these forward-looking statements whether as a result of new information, future events, or otherwise.

BIO-key International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2024	By:	/s/ Cecilia Welch
Name: Cecilia Welch
Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).